VIA EDGAR

April 4, 2007

Mr. Michael Moran
Branch Chief
101 F Street
Washington, D.C. 20549

RE:        Celsius Holdings, Inc
Item 4.01 Form 8-K filed March 9, 2007
File No. 333-129847

Dear Mr. Moran;

Please accept this letter as the formal response of Celsius Holdings, Inc (the “Company”) to the Staff’s letter dated March 28, 2007. Courtesy copies of this letter are being forwarded to you and Robert Burnett.

The following was the material request from the Staff’s March 28, 2007 letter:

1.
We note that you consummated a reverse merger acquisition on January 26, 2007 and that Sherb & Co was the auditor for the entity that became the accounting survivor in that merger. We believe you had a change in accountant effective with that date. Please revise to disclose the January 26, 2007 change in accountants. You may do this by either amending the Form 8-K filed February 2, 2007 to include item 4.01 disclosure, or you may amend the Form 8-K filed March 9, 2007 to describe the circumstances of the change.

As stated in my conversation with the Staff on April 2, 2007, we would like to clarify that the auditors Chang G. Park, CPA, Ph.D. (“Chang Park”) continued performing services for the Company until we terminated their services on March 8, 2007. For instance they reviewed the Form 10-QSB that was filed on 2/14/07. The Company’s Board determined to terminate Chang Park’s services as soon as practical after the new board members had taken their positions as new board members of Celsius Holdings, Inc on March 5, 2007. This was 10 days after Form SC-14F1 was filed on 2/23/07. Prior to this date the old board of directors was still in control of the board of the Company.

The Company represents that there were no disagreements with the auditors Chang Park through March 8, 2007, as was also represented by Chang Park in the letter filed with Form 8-K on March 9, 2007.

The Company believes that it filed Form 8-K correctly and has determined that there is no reason to amend the Form 8-K filed on March 9, 2007.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/  Jan Norelid
Jan Norelid
Chief Financial Officer